ADDENDUM TO
                 A PLAN OF REVENUE ACQUISITION
 AMONG AQUAPURE INTERNATIONAL, INC, WATER STAR BOTTLING, INC.
        GEYSER PRODUCTS, LLC AND THE THEME FACTORY,INC.

This Addendum ("Addendum") dated the 28th day of February, 2001 amends the prior agreements of the "Definitive Agreement and Plan of Reverse of Acquisition among The Theme Factory, Inc. And AquaPure International, Inc., (the "TMFT\API Agreement") entered into between The Theme Factory, Inc ("TMFT") and AquaPure International, Inc. ("API"); and the Definitive Agreement and Plan of Acquisition Among The Theme Factory, Inc. And Water Start Bottling, Inc. (And 85% Owned Subsidiary Geyser Products, LLC) (the "TMFT\WBI Agreement"), entered into between TMFT and Water Star Bottling, Inc. (including its 85% held subsidiary Geyser Products, LLC) (or "WBI Group").

     Whereas, collectively TMFT, API, and WBI Group shall be called the "Parties" in this Addendum.

     NOW THEREFORE, the Parties agree to the following amendments to the TMFT\API Agreement and the TMFT\WBI Agreement.

     1. The Parties agree that the proper venue and jurisdiction shall be changed to Salt Lake City, Utah, and shall remain within that venue until such time as Section 6.15 of the Plan of Reverse Acquisition Among AquaPure International, Inc.\The Theme Factory, Inc., ("API\TMFT Agreement") has been satisfied ("Merrell Put/Call").

     2. The Parties agree that AquaPure shall not be entitled to any pro-rata issuance of the 9,000,000 allocated to their selling shareholders; AquaPure must deliver a minimum of $1 million dollars, minus selling costs, to receive the 9,000,000 shares. According to Section 6.13 of the Plan of Reverse Acquisition among AquaPure, Inc.\The Theme Factory, Inc., for every thirty days after the audited financials have been prepared, AquaPure shall forfeit one million shares until the above minimum capital has been raised.

     3. The Parties agree that the transfer agent shall remain with the existing transfer agent until such time as the Merrell Put/Call has been satisfied.

     4. The Parties agree to amend Section 6.15 of the Plan of Reverse Acquisition among AquaPure International, Inc.\ The Theme Factory, Inc., wherein the number of shares shall be changed from granting Mr. Merrell a Put and Call option on 250,000 shares to 217,000 shares, the Put price shall be changed form $1.60 per share to $1.84 per share and the Call price shall be changed from $2.00 per share to $2.76 per share.

     5. The Parties agree that any shares of the Theme Factory that are presently outstanding and are ineligible to be sold under Rule 144 or 144(K) of the Securities Act of 1933, as amended, ('the Act') shall be accorded "piggyback" registration rights wherein such shares shall be included in any post-closing registration statement involving either Form S-1, S-3, SB-1, SB-2, or S-4 of the Act; and , the holders of such 144 ineligible shares of The Theme Factory shall be granted "demand registration" rights, Wherein such holders have the right to obligate the Reorganized Company to effectuate a registration statement pursuant to the Act no later that 120 days from the closing of these Agreements that will included said shares in a resale prospectus.

     6. The Parties agree to declare a three hundred percent (300%) or three-for-one (3:1) stock dividend effective immediately to be issued upon ten days notice to the National Association of Securities Dealers, pursuant to Rule 10b-17 of the Exchange Act of 1934, as amended. The shareholders of AquaPure International, Inc.and Water Star Bottling agree to waive any rights to such stock dividends declared and issued. The Chiricahua Company, LLC, a Utah Limited Liability Company, owned by Mr. Merrell, shall agree to retain 620,000 shares post-dividend of TMFT, and agrees to cancel any and additional shares of TMFT held and/or issued according to such stock dividend.

     7. Finders, Brokers, Consultants and Mr. David C. Merrell agree to sign Lock-up and/or Leak-out agreements at the closing of these documents.

     8. The Parties agree that Section 7.6 of the API/TMFT Agreement shall be changed form 88.1, 169 shares issued to consultants to reflect that 654,676 shares of TMFT shall be issued to consultant.

     9. The Parties agree that Section 7.10 of the API/TMFT Agreement shall be changed from Chiricahua Company, retiring 550,000 shares to reflect that Mr. Merrell agrees to retire and/or cancel 1,145,000 shares pre-divided.

     10. The Parties agree that Section 7.11 shall be removed from the API/TMFT Agreement, and shall be null and void.

     11. Mr. Travis Miller represents that he is authorized to sign for a commit all shareholders of AquaPure International, Inc. as to the above-mentioned agreements that will be signed pursuant to Nevada Corporate law.

     12. The Parties acknowledge and accept Section 2.6 of the WBI agreement regarding "adjusting entries". Excluding damage(s) or extraordinary adverse material changes that would have serious consequences to the Reorganized Company, the Parties acknowledge and accept any other changes in the financial statements of WBI Group, referred to in Section 2.7 of the WBI Agreement, are in the ordinary course of business and are not of a material nature that would cause that Parties to seek termination of these translations.

     13. TMFT represents that any liabilities of TMFT existing at the Closing shall not exceed the value of $200,000, and Mr. David C. Merrell agrees to personally indemnify and hold harmless the Parties for any amount. In the event that the hold harmless the Parties for any amounts in excess of that amount. In the event that the Parties are responsible to pay any liabilities of TMFT at Closing or Post-Closing, not to exceed $200,000 for which Mr. Merrell shall be held personally liable for, Mr. Merrell from the amount that the Parties may owe Mr. Merrell from the exercise of the Merrell Put/Call Option.

     14. Contrary to Section 2.16(b) TMFT/WBI Agreement, the Parties have disclosed to TMFT that WBI Group is currently in default on its credit line to Bayview Financial, and such obligation will become due on the 26th day of March, 2001. The Parties are seeking other credit line facilities, lending alternatives and/or other sources of capital, however al parties are aware that financing may not be obtained prior to the 26th day of March 2001.

The parties agree that these Agreements and exhibits are contingent upon being signed by all parties on or before 5:00 PM MST the 28th of February, 2001.

IN WITNESS WHEREOF, the following undersigned have executed and bound by this Addendum this 28th day of February 2001.


The Theme Factory,Inc.

By: /s/ David Merrell
Name: Mr. David Merrell
Title: President


AquaPure International, Inc.

By: /s/ Travis G. Miller
Name: Mr. Travis G. Miller
Title: President


Representative to API Selling Shareholders:

By: /s/ Christopher M. Vance
Name: Mr. Christopher M. Vance
Title: President


Geyser Products, LLC

By: /s/ Christopher M.  Vance
Name: Mr. Christopher M. Vance
Title: Manager Member


Selling Shareholders

By: /s/ Christopher M. Vance
 Name: Mr. Christopher M. Vance

By: /s/ Debra A. Vance
Name: Debra A. Vance

DAVID C. MERRELL
/s/ David C. Merrell